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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70557

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chilian Partners, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 Chilean Avenue
(No. and Street)

Palm Beach	Florida	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Denton	(561) 833-2700	chilianfl@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald W Denton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chilian Partners L.P., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: General Partner

[signature]

Notary Public

BRADFORD A. MILLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHILIAN PARTNERS, L.P.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2024

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Chilian Partners, LP

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Chilian Partners, LP as of December 31, 2024, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Chilian Partners, LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chilian Partners, LP's management. My responsibility is to express an opinion on Chilian Partners, LP's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Chilian Partners, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Chilian Partners, LP's financial statements. Supplemental Information is the responsibility of Chilian Partners LP's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II & III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Chilian Partners, LP's auditor since 2024.
Tarzana, California
March 26, 2025

EXHIBIT A

CHILIAN PARTNERS, L.P.

Statement of Financial Condition

As of December 31, 2024

<u>ASSETS</u>				
Current Assets				
Cash	$	32,840		
Due from Related Party		50,000		
Securities - Long		4,779,000	$	4,861,840
TOTAL ASSETS			$	**4,861,840**
LIABILITIES AND PARTNERS' EQUITY				
Liabilities				
Margin Payable				**106,304**
Partners' Equity				4,755,536
TOTAL LIABILITIES AND PARTNERS' EQUITY			$	**4,861,840**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

CHILIAN PARTNERS, L.P.

Statement of Operations

For the Year Ended December 31, 2024

Income	
Net Trading Profit & Loss	-$1,941,865
Commission Income	$270,499
Dividends & Interest	18,319
Other Income	490
Total Income	**-$1,652,557**
Operating Expenses	
Employees' compensation and benefits	94,902
Selling, general and admin expenses	185,881
Occupancy	132,258
Professional Fees	13,902
Regulatory fees and expenses	816
Interest	58,801
Total Operating Expense	**$486,560**
Net (Loss) for Year	**($2,139,117)**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

CHILIAN PARTNERS, L.P.

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2024

Partners' Equity - Beginning of Year	**$6,740,583**
General Partner's Capital Contribution	424,570
General Partner's Capital Distribution	(270,500)
Net Income per Exhibit B	(2,139,117)
Partners' Equity - End of Year	**$4,755,536**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D.

CHILIAN PARTNERS, L.P.

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Income per Exhibit B:	$	**(2,139,117)**
Unrealized Loss on Securities		2,234,670
Changes in Assets & Liabilities:		
Increase in Due from Related Party		(50,000)
Decrease in Due to Related Party		(35,967)
Decrease in Margin Payable		(520,475)
Net Cash - Operating Activities (Decrease):		**(510,889)**
Cash Flow from Investing Activities:		
Proceeds from Sale of Securities		292,805
Purchase of Securities		(7,013,670)
Cash Flow from Financing Activities:		
General Partner's Capital Contribution		424,570
General Partner's Capital Distribution		(270,500)
		154,070
(Decrease) in Cash		**(7,370,489)**
Cash Balance - Beginning of Period:		**7,403,329**
Cash Balance - Ending of Period:	$	**32,840**

Supplemental disclosure of cash flow information:

Cash paid during year for:

Income Tax	$	0
Interest Paid	$	58,801

The accompanying notes to financial statements are an integral part of this statement.

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1 – Date of Formation -- The Limited Partnership's Certificate of Limited Partnership was filed in Delaware on July 1, 1988 under the name of Chilian Partners, L.P. (the "Company"). The Company was registered as a broker dealer by Financial Industry Regulatory Authority (FINRA) on October 13, 2020, and conducts proprietary trading for its own account. All transactions are cleared through Pershing LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices:

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended December 31, 2024.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Fair Value of Financial Instruments – The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis. See Note 7.

Revenue Recognition - Net Trading Profit & Losses are recognized on a trade date basis in the Company's proprietary trading accounts. Interest & dividend Income is recognized as earned from Company brokerage accounts activity.

Income taxes -- The Company is a limited partnership and is not subject to federal or state taxation on its income.

Note 3 – Commitments and contingencies – The Company was not subject to any litigation during the year ended December 31, 2024, The Company has no other commitments and contingencies.

Note 4 - Insurance -- The Company maintains a renewable Securities Dealer Blanket Bond as required by the Financial Industry Regulatory Authority (FINRA). The Company is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $3,341,670, which was $3,241,670 in excess of its required net capital of 100,000 or 6 2/3 or aggregate indebtedness which is $106,304. In this case the minimum net capital is $100,000 and the Company's ratio of aggregate indebtedness $106,304 to net capital was .0318 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 6 – Related Parties -- The office of the Company is located in the home owned by a general partner of the Company. The Company reimburses the general partner quarterly for facility and other business expenses. For the year ended December 31, 2024, $ 132,258 was reimbursed to the general partner. There was also a $50,000 receivable due from the general partner.

Note 7 - Fair Value Measurement – The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly manner. The fair value guidance also establishes hierarchy which priorities valuation into three broad levels of which all of the Company's assets and liabilities fall into Level One. Level One U.S. Treasury securities traded in on active market.

	Fair Value Using Level One	Assets/ Liabilities at Fair Value
Assets:		
Money Market Funds	$9,219	$9,219
Securities - Long	$4,779,000	$4,779,000

Note 8 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 26, 2025 the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Note 9 - Segment Reporting - The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions. The Company has identified its General Partner as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SCHEDULE 1

CHILIAN PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15C3-1

As of December 31, 2024

Computation of Net Capital	
Total Partners' Equity – Exhibit A	$4,755,536
Non-Allowable Asset	50,000
Less: Haircuts on Securities:	
Other securities	716,850
Undue Concentration	647,016
Net Capital	**$3,341,670**
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$100,000
Minimum Dollar Net Capital Requirement	$100,000
Excess Net Capital	$3,241,670
Percentage of Aggregate Indebtedness to Net Capital	**3.18%**

There were no differences between the audit and Focus Part IIA filed as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

CHILIAN PARTNERS, L.P.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of December 31, 2024

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Pershing, LLC on a fully disclosed basis.

SCHEDULE III

CHILIAN PARTNERS, L.P.

Information Related to Possession or Control Requirements

Under Rule 15c3-3(b)

As of December 31, 2024

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Chilian Partners, LP
Exemption Report
December 31, 2024

Chilian Partners, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.C § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company has met such exemption provisions in §240.15c3-3 (k)(2)(ii) throughout the most recent calendar year without exception.

CHILIAN PARTNERS, L. P.

Donald W. Denton
General Partner
March 26, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Chilian Partners, LP
Palm Beach, Florida

I have reviewed management's statements, included in the accompanying Chilian Partners, LP, Exemption Report in which (1) Chilian Partners, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chilian Partners, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") (which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accountsof the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3, and The Company claimed an exemption from 17 C.F.C § 240.15c3-3 under the and 17a-4) and (2) Chilian Partners, LP stated that Chilian Partners, LP met the identified exemption provisions throughout the most recent year ended December 31, 2024 without exception. Chilian Partners, LP's management, is responsible for compliance with the exemption provisions and their statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Chilian Partners, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 26, 2025